Better Choice Company Inc.
12400 Race Track Road
Tampa, FL 33626

February 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549

Attention: Edward M. Kelly

Re:	Better Choice Company Inc. Registration Statement on Form S-1/A File No. 333-251241

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Better Choice Company Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above, so that it may become effective today (February 16, 2021) at 4:30 p.m. Eastern Standard Time. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Meister Seelig & Fein LLP, by calling Louis Lombardo at (212) 655-3518.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

BETTER CHOICE COMPANY INC.

By:	/s/ Sharla A. Cook
Name:	Sharla A. Cook
Title:	Chief Financial Officer

cc:	Louis Lombardo, Esq., Meister Seelig & Fein LLP